FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Chief Financial Officer Succession

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 1, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Announces Chief Financial Officer Succession

OSAKA, Japan, and CAMBRIDGE, Massachusetts, February 1, 2024 – Takeda (TSE:4502/NYSE:TAK) today announced that Costa Saroukos, chief financial officer, has decided to leave Takeda to return to his home-country of Australia to be closer to family. Mr. Saroukos will step down as CFO, effective April 1, 2024 and will remain with the company as a board director until June 28, 2024. Milano Furuta, president of Takeda’s Japan Pharma Business Unit (JPBU), will succeed Mr. Saroukos, effective April 1, 2024. Mr. Furuta will report to Christophe Weber, president & CEO, and will be based in Tokyo, Japan. As CFO, Mr. Furuta will be proposed to the board of directors as a candidate for election to the board.
Christophe Weber commented: “On behalf of Takeda’s executive team and board of directors, I would like to thank Costa for his outstanding contributions and leadership. He has been a key driver of Takeda’s transformation and a trusted advisor to me and the board. He has also built a strong finance function and culture that will serve Takeda well for years to come. I wish Costa all the best as he returns to his home country to be closer to his family.”
Mr. Saroukos has played a pivotal role in Takeda’s transformation into a global biopharmaceutical company. His leadership during the acquisition and integration of Shire PLC., the largest-ever overseas acquisition by a Japanese company, was a critical factor in the deal’s success, and his financial stewardship has helped position the company for a renewed focus on growth investment and shareholder returns. He joined Takeda in 2015 as the CFO of the EUCAN [Europe and Canada] Business Unit and was appointed global CFO in April 2018.
Prior to joining Takeda in 2010, Mr. Furuta worked as an equity research analyst at an investment management firm in the United States. Mr. Furuta began his career in 2000 in banking and private equity investment in Japan, where he was involved with several types of financial transactions, including leveraged buyouts and debt restructuring. Before becoming JPBU president, Mr. Furuta served as corporate strategy officer and chief of staff at Takeda, and has held multiple leadership roles with the company around the world. Mr. Furuta holds an MBA from The Wharton School of the University of Pennsylvania and a bachelor’s degree in international affairs from Hitotsubashi University in Japan.
“It gives me great confidence to know that Milano, a long-time Takeda colleague, is stepping into this role,” said Mr. Weber. “Milano’s global experience and exceptional leadership qualities make him well-equipped to lead our talented finance organization. I look forward to working with Milano more closely to deliver on our commitment to investing in growth and shareholder returns.”
“It has been an honor to serve at Takeda and witness the positive impact we’ve made in the lives of patients. I am immensely proud of our successful transformation into a truly global biopharmaceutical company with a well-managed debt profile, robust cash flow and a long runway of profitable growth ahead. After 20 years working outside of Australia, I’m now looking forward to returning home to be closer to family. I’ve had the pleasure of working closely with Milano as a member of the Takeda Executive Team and I’m fully confident that his experience, financial background and strong leadership capabilities will help to ensure that Takeda remains focused on delivering on its commitments to shareholders,” said Costa Saroukos.
“I am honored and excited to take on the role of CFO of Takeda. I wish Costa all the best on his return to Australia and I look forward to building on his legacy and contributing to Takeda as a global, values-based, R&D-driven biopharmaceutical leader,” said Milano Furuta.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Contacts

Global Media Brendan Jennings brendan.jennings@takeda.com

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); the extent to which our internal energy conservation measures and future advancements in renewable energy or low carbon energy technology will enable us to reduce our greenhouse gas emissions; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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